

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2020

Rick Bentley
Chief Executive Officer
Cloudastructure, Inc.
55 E 3rd Ave.
San Mateo CA 94401

  Re: Cloudastructure, Inc.
    Amendment No. 2 to Offering Circular on Form 1-A
    Filed June 11, 2020
    File No. 024-11192

Dear Mr. Bentley:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Offering Circular on Form 1-A

Plan of Distribution and Selling Securityholders
Investor Tender of Funds, page 16

1. Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and whether the company or investors will pay such fees.

       You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeanne Campanelli